Exhibit 99.2

TuanChe Limited

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District Beijing PRC

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”), is entered into as of May 13, 2024 (the “Effective Date”), by and between TuanChe Limited, incorporated under the laws of the Cayman Islands (the “Company”) and Guangsheng Liu, an individual (the “Executive”). Except with respect to the direct employment of the Executive by the Company, the term “Company” as used herein with respect to all obligations of the Executive hereunder shall be deemed to include the Company and all of its subsidiaries and affiliated entities ( collectively, the “Group”).

RECITALS

A. The Company desires to employ the Executive as its Co-Chief Executive Officer and to assure itself of the services of the Executive during the term of Employment (as defined below).

B. The Executive desires to be employed by the Company as its Co-Chief Executive Officer during the term of Employment and upon the terms and conditions of this Agreement.

AGREEMENT

The parties hereto agree as follows:

1.	POSITION

The Executive hereby accepts a position of Co-Chief Executive Officer (the “Employment”) of the Company.

2.	TERM

Subject to the terms and conditions of this Agreement, the initial term of the Employment shall be 1 year commencing on the Effective Date, unless terminated earlier pursuant to the terms of this Agreement. The Employment will be renewed automatically if neither the Company nor the Executive provides a notice of termination of the Employment to the other party or otherwise proposes to re-negotiate the terms of the Employment with the other party within one month prior to the expiration of the applicable term.

3.	DUTIES AND RESPONSIBILITIES

(a)	The Executive’s duties at the Company will include all jobs assigned by the Company’s Board of the Directors (the “Board”) or the Company’s Chief Executive Officer, as the case may be.

(b)	The Executive shall devote all of his/her working time, attention and skills to the performance of his/her duties at the Company and shall faithfully and diligently serve the Company in accordance with this Agreement, the Memorandum of Association and the Articles of Association of the Company, as amended and restated from time to time (the “Charter of Documents”), and the guidelines, policies and procedures of the Company approved from time to time by the Board.

(c)	The Executive shall use his/her best efforts to perform his/her duties hereunder. The Executive shall not, without the prior written consent of the Board, become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be concerned or interested in any business or entity that engages in the same business in which the Company engages (any such business or entity, a “Competitor”), provided that nothing in this clause shall preclude the Executive from holding any shares or other securities of any Competitor that is listed on any securities exchange or recognized securities market anywhere. The Executive shall notify the Company in writing of his/her interest in such shares or securities in a timely manner and with such details and particulars as the Company may reasonably require

4.	NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or otherwise bound except for agreements entered into by and between the Executive and any member of the Group pursuant to applicable law, if any; (ii) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Executive entering into this Agreement or carrying out his/her duties hereunder; (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other member(s) of the Group, as the case may be.

5.	LOCATION

The Executive will be based in China. The Company reserves the right to transfer or send the Executive to any location in China or elsewhere in accordance with its operational requirements.

6.	COMPENSATION AND BENEFITS

(a)	Base Salary. The Executive’s initial base salary shall be eight thousand U.S. Dollars ($8,000) per month and 100,000 ADSs per year, paid in periodic installments in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board.

(b)	Bonus. The Executive shall be eligible for Bonuses determined by the Board.

(c)	Equity Incentives. To the extent the Company adopts and maintains a share incentive plan, the Executive will be eligible to participate in such plan pursuant to the terms thereof as determined by the Board.

(d)	Benefits. The Executive is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan.

(e)	Expenses. The Executive shall be entitled to reimbursement by the Company for all reasonable ordinary and necessary travel and other expenses incurred by the Executive in the performance of his/her duties under this Agreement; provided that he properly accounts for such expenses in accordance with the Company’s policies and procedures.

7.	TERMINATION OF THE AGREEMENT

(a)	By the Company.

(i) For Cause. The Company may terminate the Employment for cause, at any time, without notice or remuneration (unless notice or remuneration is specifically required by applicable law, in which case notice or remuneration will be provided in accordance with applicable law), if:

(1)	the Executive is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement,

(2)	the Executive has been grossly negligent or acted dishonestly to the detriment of the Company,

(3) the Executive has engaged in actions amounting to willful misconduct or failed to perform his/her duties hereunder and such failure continues after the Executive is afforded a reasonable opportunity to cure such failure; or

(4)	the Executive violates Section 8 or 10 of this Agreement.

Upon termination for cause, the Executive shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Executive will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the Executive’s right to all other benefits will terminate, except as required by any applicable law.

(ii) For death and disability. The Company may also terminate the Employment, at any time, without notice or remuneration (unless notice or remuneration is specifically required by applicable law, in which case notice or remuneration will be provided in accordance with applicable law), if:

(1) the Executive has died, or

(2) the Executive has a disability which shall mean a physical or mental impairment which, as reasonably determined by the Board, renders the Executive unable to perform the essential functions of his/her employment with the Company, with or without reasonable accommodation, for more than 120 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply.

Upon termination for death or disability, the Executive shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Executive will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the Executive’s right to all other benefits will terminate, except as required by any applicable law.

(iii) Without Cause. The Company may terminate the Employment without cause, at any time, upon one-month prior written notice. Upon termination without cause, the Company shall provide the following severance payments and benefits to the Executive: (1) a lump sum cash payment equal to 3 months of the Executive’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his/her target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 3 months following the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the Executive.

Upon termination without, the Executive shall be entitled to the amount of base salary earned and not paid prior to termination.

(iv) Change of Control Transaction. If the Company or its successor terminates the Employment upon a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity (the “Change of Control Transaction”), the Executive shall be entitled to the following severance payments and benefits upon such termination: (I) a lump sum cash payment equal to 3 months of the Executive’s base salary at a rate equal to the greater of his/her annual salary in effect immediately prior to the termination, or his/her then current annual salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his/her target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under the Company’s health plans for 3 months following the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the Executive.

(b)	By the Executive. The Executive may terminate the Employment at any time with a one-month prior written notice to the Company, if (1) there is a material reduction in the Executive’s authority, duties and responsibilities, or (2) there is a material reduction in the Executive’s annual salary. Upon the Executive’s termination of the Employment due to either of the above reasons, the Company shall provide compensation to the Executive equivalent to 3 months of the Executive’s base salary that he is entitled to immediately prior to such termination. In addition, the Executive may resign prior to the expiration of the Agreement if such resignation is approved by the Board or an alternative arrangement with respect to the Employment is agreed to by the Board.

(c)	Notice of Termination. Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

8.	CONFIDENTIALITY AND NONDISCLOSURE

(a)	Confidentiality and Non-disclosure. The Executive hereby agrees at all times during the term of the Employment and after its termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any Confidential Information. The Executive understands that “Confidential Information” means any proprietary or confidential information of the Company, its affiliates, or their respective clients, customers or partners, including, without limitation, technical data, trade secrets, research and development information, product plans, services, customer lists and customers, supplier lists and suppliers, software developments, inventions, processes, formulas, technology, designs, hardware configuration information, personnel information, marketing, finances, information about the suppliers, joint ventures, franchisees, distributors and other persons with whom the Company does business, information regarding the skills and compensation of other employees of the Company or other business information disclosed to the Executive by or obtained by the Executive from the Company, its affiliates, or their respective clients, customers or partners either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential. Notwithstanding the foregoing, Confidential Information shall not include information that is generally available and known to the public through no fault of the Executive.

(b)	Company Property. The Executive understands that all documents (including computer records, facsimile and e-mail) and materials created, received or transmitted in connection with his/her work or using the facilities of the Company are property of the Company and subject to inspection by the Company, at any time. Upon termination of the Executive’s employment with the Company (or at any other time when requested by the Company), the Executive will promptly deliver to the Company all documents and materials of any nature pertaining to his/her work with the Company and will provide written certification of his/her compliance with this Agreement. Under no circumstances will the Executive have, following his/her termination, in his/her possession any property of the Company, or any documents or materials or copies thereof containing any Confidential Information.

(c)	Former Employer Information. The Executive agrees that he or she has not and will not, during the term of his/her employment, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the Executive has an agreement or duty to keep in confidence information acquired by Executive, if any, or (ii) bring into the premises of the Company any document or confidential or proprietary information belonging to such former employer, person or entity unless consented to in writing by such former employer, person or entity. The Executive will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)	Third Party Information. The Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees that the Executive owes the Company and such third parties, during the Executive’s employment by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

This Section 8 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 8, the Company shall have right to seek remedies permissible under applicable law.

9.	CONFLICTING EMPLOYMENT.

The Executive hereby agrees that, during the term of his/her employment with the Company, he or she will not engage in any other employment, occupation, consulting or other business activity related to the business in which the Company is now involved or becomes involved during the term of the Executive’s employment, nor will the Executive engage in any other activities that conflict with his/her obligations to the Company without the prior written consent of the Company.

10.	NON-COMPETITION AND NON-SOLICITATION

In consideration of the salary paid to the Executive by the Company and subject to applicable law, the Executive agrees that during the term of the Employment and for a period of one (1) year following the termination of the Employment for whatever reason:

(a)	The Executive will not approach clients, customers or contacts of the Company or other persons or entities introduced to the Executive in the Executive’s capacity as a representative of the Company for the purposes of doing business with such persons or entities which will harm the business relationship between the Company and such persons and/or entities;

(b)	unless expressly consented to by the Company, the Executive will not assume employment with or provide services as a director or otherwise for any Competitor, or engage, whether as principal, partner, licensor or otherwise, in any Competitor; and

(c)	unless expressly consented to by the Company, the Executive will not seek, directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any employee of the Company employed as at or after the date of such termination, or in the year preceding such termination.

The provisions contained in Section 11 are considered reasonable by the Executive and the Company. In the event that any such provisions should be found to be void under applicable laws but would be valid if some part thereof was deleted or the period or area of application reduced, such provisions shall apply with such modification as may be necessary to make them valid and effective.

This Section 11 shall survive the termination of this Agreement for any reason . In the event the Executive breaches this Section 11 , the Executive acknowledges that there will be no adequate remedy at law, and the Company shall be entitled to injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate). In any event, the Company shall have right to seek all remedies permissible under applicable law.

11.	WITHHOLDING TAXES

Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such national, provincial, local or any other income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

12.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that (i) the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the Group without such consent, and (ii) in the event of a Change of Control Transaction, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

13.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

14.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The Executive acknowledges that he or she has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement. Any amendment to this Agreement must be in writing and signed by the Executive and the Company

15.	GOVERNING LAW; JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

16.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

17.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

18.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

20.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that it, he or she has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

TuanChe Limited

By:	/s/ Wei Wen
Name:	Wei Wen
Title:	Chief Executive Officer

Executive

Signature:	/s/ Guangsheng Liu
Name:	Guangsheng Liu